SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                (Amendment No. )*

                      Pace Health Management Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   693723 10 8
                                 (CUSIP Number)

                                Ethan Seer, Esq.
                              Tenzer Greenblatt LLP
          405 Lexington Avenue, New York, New York 10174 (212) 885-5393
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notice and Communications)

                                  July 20, 1999
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 Pages

                                       13D

---------------------                                        -------------------
CUSIP NO. 693723 10 8                                        Page 2  of 5  Pages
---------------------                                        -------------------


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


                   William G. Walters
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


          United States
________________________________________________________________________________
               7    SOLE VOTING POWER

                    2,086,019 (includes warrants and convertible preferred stock
  NUMBER OF         to acquire an aggregate of 1,619,320 shares of Common Stock)
                    as of July 20, 1999
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         2,086,019 (includes warrants and convertible preferred stock to acquire an aggregate of 1,619,320 shares of Common Stock)
   PERSON           as of July 20, 1999
               _________________________________________________________________
    WITH       10   SHARED DISPOSITIVE POWER


                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,086,019 (includes warrants and convertible preferred stock to acquire an aggregate of 1,619,320 shares of Common Stock) as of July 20, 1999

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          30.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

          IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 2 of 5 Pages

Item 1. Security and Issuer.

     This statement relates to the Common Stock, no par value ("Common Stock") issued by Pace Health Management Systems, Inc., an Iowa corporation (the "Company"), whose principal executive offices are located at 2901 S. Loop Drive, Suite 3300, Ames, Iowa, 50010.

Item 2. Identity and Background.

     This statement is filed by William G. Walters (the "Reporting Person"). The business address of the Reporting Person is c/o Whale Securities Co., L.P. ("Whale"), 650 Fifth Avenue, 6th Floor, New York, New York 10019. Mr. Walters is the Chairman of Whale, which is a registered broker-dealer. The Reporting Person is a United States citizen.

     Mr. Walters has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or other Consideration.

     The securities of the Company acquired by the Reporting Person that are the subject of this statement were acquired by him from a third party in a private transaction with the personal funds of the Reporting Person.

Item 4. Purpose of Transaction.

     The securities that are the subject of this statement were acquired by the Reporting Person in a private transaction for investment purposes. Depending upon market conditions and other factors that the Reporting Person may deem material to his investment decision, the Reporting Person may make additional purchases of Common Stock or other securities of the Company from time to time and may dispose of any or all of the shares of Common Stock or other securities of the Company held by him at any time.

     Except as set forth in this Item 4, the Reporting Person has no present plans or proposals which relate to, or


                                Page 3 of 5 Pages
could result in any of the matters  referred to in Paragraphs (a) through (j) of
Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     As of July 20, 1999, the Reporting Person beneficially owned an aggregate of 2,086,019 shares of Common Stock constituting approximately 30.0% of the outstanding Common Stock. The amount includes: (i) 466,699 shares owned by the Reporting Person, (ii) 369,320 shares issuable upon exercise of warrants (the "Warrants"), and (iii) 1,250,000 shares issuable upon conversion of 625,000 shares of Series A Convertible Participating Preferred Stock (the "Preferred Stock"). The percentage used herein is calculated based upon the 5,321,784 shares of Common Stock issued and outstanding as reported by the Company in its Form 10-QSB for the fiscal quarter ended March 31, 1999. The Reporting Person has sole voting and dispositive power with respect to all the securities to which this statement relates. The Reporting Person has not effected any transactions in shares of the Common Stock or other securities of the Company in the past 60 days other than the acquisition on July 20, 1999 from a shareholder of the Company, in a private transaction, of the 466,699 shares of Common Stock, Warrants to purchase 369,320 shares of Common Stock and the 625,000 shares of Preferred Stock as indicated above for an aggregate purchase price of $268,750.

     No person other than the Reporting Person has the right to receive or the power to direct receipt of dividends from, or the proceeds of, the sale of the securities referred to above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Not applicable.

Item 7. Materials to be filed as Exhibits.

     Not applicable.


                                Page 4 of 5 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: August 3, 1999


                                           /s/ William G. Walters
                                           ------------------------
                                           William G. Walters


                                Page 5 of 5 Pages